Exhibit 14.1

MERITAGE HOMES CORPORATION

CODE OF ETHICS

Meritage Homes Corporation is committed to conducting our business consistent with the highest ethical and legal standards.  This Code reinforces our commitment to these standards and provides each employee of Meritage, as well as Meritage’s affiliated and subsidiary companies, with guidance and perspective in understanding business ethics at Meritage.

The code, which applies to directors, officers and employees, is designed to guide and help us identify activities and behaviors that are appropriate in conducting business and those that are not.  No code of conduct can hope to spell out the appropriate moral conduct and ethical behavior for every situation we may confront.  In the final analysis, we must rely on our own good judgment.

Whenever we find ourselves with a difficult decision to make, we must seek counsel from our colleagues, our supervisors and, most importantly, our own conscience and common sense.  Specific interpretation or application of any guidelines or other content of this Code should be requested from any one of the following persons:

Steve Hilton, Chief Executive Officer,

shilton@meritagehomes.com, 480-515-8001

Steve Davis, EVP, National Homebuilding Operations,

steve.davis@meritagehomes.com, 480-515-8050

Larry Seay, EVP, Chief Financial Officer,

larry.seay@meritagehomes.com, 480-515-8003

Tim White, EVP, General Counsel,

tim.white@meritagehomes.com, 480-515-8005

Derek Bruns, VP, Compliance and Internal Audit,

derek.bruns@meritagehomes.com, 480-515-8012

YOUR RESPONSIBILITIES

Meritage believes that ethical behavior is good business.  Meritage employees share certain responsibilities, but individually each is accountable for:

•                              Conducting Meritage’s business with integrity and operating in compliance with all applicable laws

•                              Avoiding situations where personal interests are, or appear to be, in conflict with Meritage’s interests

•                              Treating all customers, suppliers and fellow employees in an honest and fair manner

•                              Safeguarding and properly using Meritage’s proprietary information, assets and resources, as well as those of other organizations

•                              Maintaining confidentiality of nonpublic information and not acting on such information for personal gain

We are sometimes faced with situations where pressure exists to act unethically.  However, at Meritage we depend on each other to conduct our business with honesty and integrity.  If you are unsure in any situation, ask yourself these questions:

•                              Is this action legal?

•                              Does it comply with our values?

•                              Would you feel comfortable telling someone else about your decision?

Compromises in behavior that lead to violations of our standards and guiding values will not be considered a benefit to the company and may result in disciplinary action, up to and including termination of employment

REPORTING OF ACTUAL OR POTENTIAL FRAUD

Unethical or unlawful behavior not only hurts Meritage, but also hurts us as employees, our customers and our stockholders.  As an employee, you can play a major role in ensuring ethical and legal compliance by reporting known or suspected wrongdoing within the company.  If you discover or suspect an illegal, dishonest or unethical act is being committed or if a violation is reported to you, we want you to report it immediately to your supervisor, your Division President, or the following persons:

Steve Hilton, Chief Executive Officer,

shilton@meritagehomes.com, 480-515-8001

Steve Davis, EVP, National Homebuilding Operations,

steve.davis@meritagehomes.com, 480-515-8050

Larry Seay, EVP, Chief Financial Officer,

larry.seay@meritagehomes.com, 480-515-8003

Tim White, EVP, General Counsel,

tim.white@meritagehomes.com, 480-515-8005

Derek Bruns, VP, Compliance and Internal Audit,

derek.bruns@meritagehomes.com, 480-515-8012

If you are more comfortable reporting the activity anonymously you may contact by phone (800) 793-7719 or by Internet (www.tnwinc.com/webreport).  This hotline provides a transcript of your call to the audit committee chair through a third party provider.  Accordingly, the hotline is completely confidential and protects the identity of any individual reporting a potential issue. Employees will not be disciplined or otherwise retaliated against as a result of reporting credible actual or potential fraud.

CONFLICTS OF INTEREST

All employees have a responsibility to avoid situations and relationships that involve actual or potential conflicts of interest.  Generally, a conflict of interest arises whenever an employee’s personal interests diverge from his or her responsibilities to Meritage or from Meritage’s best interests.  Put another way, a conflict of interest is created whenever an activity, association or relationship of yours might impair your independent exercise of judgment in the company’s best interest.

Examples of situations that could be perceived as conflicts of interest and should be avoided include:

•                              Conducting company business with a firm owned, partially owned, or controlled by an employee or an employee’s relatives or friends.

•                              Ownership of a financial interest in Meritage’s competitors.  Ownership of less than three percent of stock of a publicly traded company that competes or does business with Meritage is permissible.

•                              Working as an employee or a consultant for a competitor, regulatory governmental entity, customer or supplier of Meritage, or doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties.

•                              Using company property, materials, supplies, funds or other resources for personal purposes, or appropriating or diverting to others any business opportunity or idea in which Meritage might have an interest.

These situations, and others like them, where loyalties to Meritage could be compromised, must be avoided.  Employees who believe they are involved in a potential conflict of interest have a responsibility to discuss it with their supervisor, your Division President or a Meritage Human Resources Manager/ Officer.

GIFTS AND ENTERTAINMENT

All decisions regarding the purchasing of materials, supplies and services must be made on the basis of competitive price, quality and performance in a way that preserves Meritage’s integrity.  Giving or accepting anything of value is inappropriate if it could be reasonably interpreted as an effort to influence a business relationship or decision.  The difference between a gift and a bribe is a question of intent.  It is impermissible to accept or request any form of kickback or bribe.  A bribe or a kickback includes any item or favor provided for the purpose of improperly obtaining favorable treatment or seeking a competitive advantage.  Such efforts should never be used to accomplish indirectly what Meritage could not properly or legally do directly.

In certain situations or on certain occasions, small gifts of nominal value may be presented to customers or potential customers, such as specialty advertising items bearing the corporate logo, tickets to local sports, civic or cultural events and/or restaurant meals or refreshments.

Standards governing the acceptance of gifts from suppliers or their agents mirror those relating to the giving of gifts to our customers and/or potential customers, in that acceptance of a significant gift could be construed as improperly influencing the selection of a vendor or the awarding of a contract.  Gifts of a nominal value of less than $500 may be accepted on an infrequent or occasional basis, such as during the holiday season, as a reasonable business courtesy.  Routine entertainment by suppliers that is business related —such as business meals, sports outings or cultural events —is acceptable.

Ultimately, each employee must exercise good business judgment in deciding which situations are unacceptable.  Bottom line:  If there is ever any doubt as to the acceptability of any gift or entertainment activity, consult with your supervisor.

PROTECTION AND USE OF CORPORATE ASSETS

All employees are responsible for ensuring that appropriate measures are taken to properly protect Meritage’s corporate assets.  Employees are expected to assist in the protection of all confidential and proprietary information, including technical, financial, marketing and other business information, which, if made available to Meritage’s competitors or the public, would be advantageous to such competitors and detrimental to Meritage.  Protection of such information is critical to our ability to grow and compete.

Meritage’s computer systems, electronic mail (e-mail), voice mail and Internet access are employer-provided technologies and company property.  The use of Meritage’s computer systems, e-mail, voice mail and Internet access are primarily for matters of concern to Meritage’s operations, and not for communications of a personal nature.  Such non-business related use should be on an infrequent basis. Employees are prohibited from using the Company’s information systems in any way that may be disruptive or offensive to others, including, but not limited to, the transmission, receipt, or viewing of sexually explicit messages, cartoons, images, sounds, ethnic or racial slurs, or anything else that may be construed as unlawful harassment or disparagement of others.

COMPUTER SOFTWARE

Unauthorized duplication of copyrighted computer software violates the law and is contrary to our organizations standards of conduct.  Meritage disapproves of such copying and recognizes the following principles as a basis for preventing its occurrences:

•                  We will neither engage in nor tolerate the making or using of unauthorized software copies under any circumstances.

•                  We will provide legally acquired software to meet the legitimate software needs in a timely fashion and in sufficient quantities for all our computers.

•                  We will comply with all license or purchase terms regulating the use of any software we acquire or use.

•                  We will enforce strong internal controls to prevent the making or using of unauthorized software copies, including effective measures to verify compliance with these standards and appropriate disciplinary measures for violation of these standards.

ANTITRUST COMPLIANCE

The free enterprise system rests on the proposition that free and open competition is the best way to ensure an adequate supply of goods and services at reasonable prices.  The antitrust laws of the U.S. are intended to protect and promote vigorous and fair competition.  All Meritage employees must adhere strictly to both the spirit and the letter of antitrust laws of the U.S.  Violation of antitrust laws can result in severe civil and criminal penalties, including imprisonment for individuals, and Meritage can be subjected to substantial fines and damage awards.

All employees must obtain advice from our General Counsel before engaging in any conduct or practice that may be regulated by antitrust laws.

The following agreements, arrangements or understandings with competitors, whether oral or in writing, should always be avoided:

•                              Agreements to fix prices or boycott specified suppliers.

•                              Agreements to allocate products, territories or markets.

•                              Agreements to exchange competitively sensitive information, especially prices.

•                              Agreements that limit the production or sale of our products.

Contacts with competitors are sensitive and risky, since courts can infer an agreement or collusion from such contacts when they are followed by common action or behavior.  In all contacts with competitors, employees must avoid discussing prices, terms and conditions of sale, costs, inventories, competition, marketing plans or studies, production plans and capabilities, and any other proprietary or confidential information.

If any competitor initiates a discussion involving the subjects above, the employees should immediately excuse themselves from the conversation and immediately report the matter to our General Counsel.

Meritage employees should normally avoid all contacts with competitors if they have authority over the pricing, terms or conditions of sale of Meritage homes.

INSIDER TRADING

It is illegal to buy or sell securities (either personally or on behalf of others) on the basis of material, nonpublic information.  It also is illegal to communicate (i.e., to “tip”) material, nonpublic information to others so that they may buy or sell securities on the basis of that information.  All Meritage employees who know material, nonpublic information about Meritage or any other company are prohibited from trading (directly or indirectly), or tipping others to trade in the securities of that company.

Material, nonpublic information is factual information that a reasonable investor would want to know before making an investment decision.  Examples of material, nonpublic information may include:

•                              Quarterly or annual financial results

•                              Financial forecasts

•                              Significant financial developments

•                              Possible mergers, acquisitions, joint ventures or divestitures

•                              Information about important contracts

•                              Significant new developments

These prohibitions continue for as long as the information you know remains material and nonpublic.  Anyone who gives such nonpublic information to others may be subject to disciplinary action and possible criminal prosecution.  Guidance on questions about specific transactions should be obtained from Meritage’s Chief Financial Officer in advance of the transaction.  In addition, Meritage maintains a detailed Securities Trading Policy that must be complied with by all employees.

ADVERTISING, MARKETING AND PROMOTION

It is Meritage’s policy to be truthful, fair and honest in the advertising, marketing, and promotion of its products.  All advertising and promotion of Meritage products should be appropriate in nature to a homebuilder company.

FINANCIAL INTEGRITY; RECORD RETENTION

Meritage’s books, records and accounts are to be maintained in a manner that accurately reflects all financial transactions in conformity with generally accepted accounting principles.  An employee shall not:

•                  Improperly accelerate or defer expenses or revenues to achieve financial results or goals.

•                  Maintain any undisclosed or unrecorded funds or “off the book” assets.

•                  Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting.

•                  Make any payment for purposes other than those described in the documents supporting the payment.

•                  Sign any documents believed to be inaccurate or untruthful.

Meritage maintains a detailed Record Retention Policy.  Any employee that becomes aware of any investigation, litigation, administrative proceeding or other governmental or regulatory proceeding must immediately consult with General Counsel regarding any records relating to that matter. Federal and state law provides for imprisonment and severe penalties for any person who alters, mutilates, conceals or destroys a record or an object with intent to impair the availability of such item or influence the investigation of a governmental department or agency.

ACCOUNTING CONCERNS

Employees are encouraged to talk to their supervisor, the Chief Financial Officer or Chairman of the Audit Committee regarding any concerns that they have pertaining to the Company’s accounting, internal controls or audit practices.  Meritage does not allow retaliation for reports of misconduct or potential misconduct by others made in good faith by employees.  To the extent possible, the reporting of potential issues will be kept confidential.

EQUAL OPPORTUNITY RELATIONS WITH EMPLOYEES

Meritage recognizes that its continued success depends on the development and fair treatment of all of its employees.  Meritage is committed to providing equal opportunity for employment and advancement at every level of employment on the basis of ability and aptitude, without regard to race, sex, age, religion, national origin, disability, veteran’s status, or any other classification protected by federal, state or local laws and ordinances.  Similarly, Meritage is committed to maintaining a workplace that is free from harassment by a co-worker, supervisor, vendor or customer.

If you feel you or a co-worker have been subject to discrimination or harassment, you should immediately contact your supervisor, a Human Resources Manager/ Officer or any other member of management you feel comfortable discussing the matter with.  Employees will not be disciplined or otherwise retaliated against as a result of reporting such conduct.

ALCOHOL AND DRUGS IN THE WORKPLACE

Meritage has a responsibility to all of its employees to provide a safe workplace, including a drug and alcohol-free workplace.  Meritage reinforces its commitment by prohibiting employees from using, possessing, distributing or being under the influence of illegal drugs or alcohol at any time while on company premises or performing company business at any location.  Meritage will follow state and local laws to maintain a drug and alcohol-free workplace.

WORKPLACE HEALTH, SAFETY AND ENVIRONMENT

Meritage is committed to the safety and health of its employees.  Providing and maintaining a safe work environment and instituting and following work practices to safeguard employees must be a primary consideration for all of us.  Reviewing all of our businesses and identifying where we can act to improve safety awareness is an ongoing task to which the entire corporation and each employee should be dedicated.  There is no job so important that we cannot take the time to complete it safely.

Safe work practices also include exercising good judgment with regard to the environmental aspects of our business.  Additionally, discharge and disposition of hazardous materials should be performed only in a manner that complies with environmental protection laws.